

June 16, 2020

Cindy Xiaofan Wang
Chief Financial Officer and Executive Vice President
Trip.com Group Ltd
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

> **Re: Trip.com Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed April 9, 2020**
> **File No. 001-33853**
> **Form 6-K filed May 29, 2020**
> **File No. 001-33853**

Dear Ms. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Operating and Financial Review and Prospects
Results of Operations
2019 compared to 2018, page 58

1. Please revise your discussion to provide an analysis of the specific factors that impacted revenues and expenses. For example, you discuss that revenues from your accommodation reservation business increased due to your brands' extensive reach and provision of diversified accommodation choices to prospective customers, and revenues from your transportation ticketing business increased due to an increase in demands for international air tickets and ground transportation tickets, but you do not provide an analysis as to why these factors caused revenues to increase. Refer to Section III.B.4 of SEC Release No. 33-

8350 for guidance.

Please also provide a discussion of the extent to which changes in revenues are attributable to changes in prices or volume. Refer to Item 5.A of Form 20-F.

<u>General</u>

2.   We note your disclosure in your Form 6-K filed on May 29, 2020, discussing the expected net revenue decrease in future periods due to the continued negative impact of COVID-19. In future filings, please discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services